SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For  November 8, 2002


                                BONSO ELECTRONICS
                               INTERNATIONAL INC.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                     --------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F  X              Form 40-F
                            -----                     -----


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                   Yes                       No  X
                      -----                    -----

                      BONSO ELECTRONICS INTERNATIONAL INC.

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2002
                           TO BE HELD OCTOBER 9, 2002


     Notice is hereby given that an annual meeting of the shareholders (the "Shareholders") of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation" or "Bonso"), will be held at 10:00 a.m., local time, on October 9, 2002, at Bonso's Corporate office which is located at Star House 11/F, Unit 1106 - 1110, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong and any adjournments or postponements thereof (the "Meeting" or "Annual Meeting") for the following purposes:

     1. To elect the following seven (7) persons to serve as directors of the Corporation until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So; Kim Wah Chung; Cathy Kit Teng Pang; Woo Ping Fok; J. Stewart Jackson IV; George O'Leary; and Henry F. Schlueter;

     2. To ratify the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2003; and

     3. To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.

     Only Shareholders of record at the close of business on September 6, 2002, shall be entitled to notice of and to vote at the meeting or any adjournments thereof. All Shareholders are cordially invited to attend the Meeting in person.

                                            By Order of the Board of Directors



September 13, 2002                          Anthony So, Chairman and
Hong Kong                                   Chief Executive Officer



IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING AND WISH YOUR SHARES OF COMMON STOCK TO BE VOTED, YOU ARE REQUESTED TO SIGN AND MAIL PROMPTLY THE ENCLOSED PROXY WHICH IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. A RETURN ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES IS ENCLOSED FOR THAT PURPOSE.

                      BONSO ELECTRONICS INTERNATIONAL INC.
                                 Star House 11/F
                                Unit 1106 - 1110
                                3 Salisbury Road
                                   Tsimshatsui
                               Kowloon, Hong Kong

                                 PROXY STATEMENT
                            DATED SEPTEMBER 13, 2002

                         ANNUAL MEETING OF SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2002
                          TO BE HELD ON OCTOBER 9, 2002

                                     GENERAL
                                     -------

     This Proxy Statement is being furnished to the Shareholders of Bonso Electronics International Inc. ("Bonso" and "Corporation") in connection with the solicitation of proxies by the Board of Directors of the Corporation (the "Board of Directors") from the Shareholders of the Corporation for use at the Annual Meeting of the Shareholders to be held at 10:00 a.m., local time, on October 9, 2002, at Bonso's Corporate offices which are located at Star House 11/F, Unit 1106 - 1110, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong, and any adjournments or postponements thereof. This Proxy Statement, Notice of Annual Meeting of Shareholders, and the accompanying Proxy Card are first being mailed to shareholders on or about September 13, 2002.

                       VOTING SECURITIES AND VOTE REQUIRED
                       -----------------------------------

     Only Shareholders of record at the close of business on September 6, 2002 (the "Record Date"), are entitled to notice of and to vote the shares of Common Stock of the Corporation held by them on such date at the Meeting or any and all adjournments thereof. As of the Record Date, 5,709,859 shares of Common Stock were outstanding. There was no other class of voting securities outstanding at that date.

     Each share of Common Stock held by a Shareholder entitles such Shareholder to one vote on each matter that is voted upon at the Meeting or any adjournments thereof.

     The presence, in person or by proxy, of the holders of one-third of the outstanding shares of Common Stock is necessary to constitute a quorum at the Meeting. Assuming that a quorum is present, the affirmative vote of the holders of a majority of the shares of Common Stock represented at the Meeting in person or by proxy and entitled to vote will be required to approve Proposals 1 and 2 and to adopt the resolutions of the Shareholders corresponding to such proposals.

     Abstentions and broker "non-votes" will be counted toward determining the presence of a quorum for the transaction of business; however, abstentions will have the effect of a negative vote on the proposals being submitted. Abstentions may be specified on the proposal to ratify the selection of PricewaterhouseCoopers as the independent accountants of the Corporation. A broker "non-vote" will have no effect on the outcome of any of the proposals.

     If the accompanying Proxy Card is properly signed and returned to the Corporation and not revoked, it will be voted in accordance with the instructions contained therein. Unless contrary instructions are given, the persons designated as proxy holders in the accompanying Proxy Card will vote "FOR" each proposal to be considered by the Shareholders at the Meeting or, if no such recommendation is given, in their own discretion. The Corporation's executive officers and directors have advised the Corporation that they intend to vote their shares (including those shares over which they hold voting power), representing approximately 2,332,493 shares or 40.85% of the outstanding shares of Common Stock, in favor of each of the proposals above. Each Proxy granted by a Shareholder may be revoked by such Shareholder at any time thereafter by writing to the Secretary of the Corporation prior to the Meeting, or by execution and delivery of a subsequent Proxy or by attendance and voting in person at the Meeting, except as to any matter or matters upon which, prior to such revocation, a vote shall be cast pursuant to the authority conferred by such Proxy.

     The cost of soliciting these Proxies, consisting of the printing, handling, and mailing of the Proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding proxy materials to the beneficial owners of the shares of Common Stock, will be paid by the Corporation.

     In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees and other representatives of the Corporation to solicit Proxies by telephone or telegraph or in person. These persons will receive no extra compensation for their services.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                    ----------------------------------------
                              OWNERS AND MANAGEMENT
                              ---------------------

     The following table shows the number of shares of Common Stock beneficially owned by each shareholder of the Corporation who beneficially owns 5% or more of the Corporation's Common Stock and the Corporation's directors and executive officers, both individually and as a group, as of August 31, 2002:



                 Remainder of this page left blank intentionally




                                          Shares of                               Total Number of
                                          ---------                               ---------------
                                         Common Stock                                Shares of        Percent of Beneficial
                                         ------------                                ---------        ---------------------
                                           Owned of         Options and             Common Stock          Ownership
                                           --------         -----------             ------------          ---------
   Name                                     Record         Warrants Held            Beneficially
   ----                                     ------         -------------            ------------
                                                                                        Owned
                                                                                        -----

Anthony So                              1,626,195(1)     414,000(2),(3),(4)           2,040,195             33.31%
----------                              ------------     ------------------           ---------             ------

Kim Wah Chung                                93,700       60,000(5),(6),(7)             153,700              2.66%
-------------                                ------       -----------------             -------              -----

Cathy Kit Teng Pang                          35,438       60,000(5),(6),(7)              95,438              1.65%
-------------------                          ------       -----------------              ------              -----

Woo Ping Fok                                 61,907        30,000(8)(9)(10)              91,907              1.60%
------------                                 ------        ----------------              ------              -----

J. Stewart Jackson IV                       463,075       120,000 (9), (10)             583,075             10.00%
---------------------                       -------       -----------------             -------             ------

George O'Leary                               17,775        30,000(8)(9)(10)              47,775              0.83%
--------------                               ------        ----------------              ------              -----

Henry F. Schlueter                           34,403              10,000 (5)              44,403              0.79%
------------------                           ------              ----------              ------              -----

W. Douglas Moreland                         501,400                       0             501,400              8.78%
-------------------                         -------                       -             -------              -----

All Directors and Officers  as a
group (7 persons)                         2,332,493                 724,000           3,056,493             47.51%
-----------------                         ---------                 -------           ---------             ------


-----------------


(1) Includes 1,143,421 shares of Common Stock owned of record by a corporation that is wholly-owned by a trust of which Mr. So is the sole beneficiary.

(2) Includes options to purchase 158,000 shares of Common Stock at an exercise price of $8.00 per share which expire on January 6, 2010.

(3) Includes options to purchase 128,000 shares of Common Stock at an exercise price of $3.65 per share which expire on April 9, 2011.

(4) Includes options to purchase 128,000 shares of Common Stock at an exercise price of $2.50 per share which expire on March 6, 2012.

(5) Includes options to purchase 20,000 shares of Common Stock at an exercise price of $8.00 per share which expire on January 6, 2010.

(6) Includes options to purchase 20,000 shares of Common Stock at an exercise price of $3.65 per share which expire on April 9, 2011.

(7) Includes options to purchase 20,000 shares of Common Stock at an exercise price of $2.50 per share which expire on March 6, 2012.

(8) Includes options to purchase 10,000 shares of Common Stock at an exercise price of $8.125 per share which expire on January 12, 2010.

(9) Includes options to purchase 10,000 shares of Common Stock at an exercise price of $7.875 per share which expire on January 9, 2011.

(10) Includes options to purchase 10,000 shares of Common Stock at an exercise price of $2.55 per share which expire on October 15, 2011.


         There are no arrangements known to the Corporation the operation of which may at a subsequent date result in a change in control of the Corporation.


                                BOARD COMMITTEES

     On October 1, 1994, the Board of Directors appointed, and has since maintained, an Audit Committee of the Corporation. The Committee was established to (i) review and approve the scope of audit procedures employed by the Corporation's independent auditors; (ii) review and approve the audit reports rendered by the Corporation's independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board and to discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors. Effective as of August 17, 2000, the Board of Directors adopted a formal charter for its Audit Committee. Messrs. Woo Ping Fok, John Stewart Jackson IV and Henry F. Schlueter are members of our Audit Committee. Mr. Woo Ping Fok acts as chairman of the Audit Committee. Messrs. Woo Ping Fok and John Stewart Jackson IV are "independent" as defined in the NASDAQ listing standards; however, Mr. Schlueter is not "independent" under those standards.


                     COMPENSATION OF OFFICERS AND DIRECTORS

     The aggregate amount of compensation paid by Bonso and its subsidiaries during the year ended March 31, 2002, to all directors and officers as a group for services in all capacities was approximately $1,082,564, including compensation in the form of housing in Hong Kong for Anthony So, the Corporation's Chairman and Chief Executive Officer, and Kim Wah Chung, its Director of Engineering and Research and Development, consistent with the practice of other companies in Hong Kong. Total compensation for the benefit of Mr. So was $559,672; for the benefit of Cathy Kit Ten Pang -- $109,497; for the benefit of Mr. Chung -- $140,016; for the benefit of George O'Leary -- $165,000, and for the benefit of Henry F. Schlueter was an aggregate of $108,379. The $108,379 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm of Schlueter & Associates, P.C. for legal services rendered and expense incurred.

     We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2002, other than contributions to the Corporation's Provident Fund Plan, which aggregated $31,654. (See "Provident Fund Plan" below.)

Options of Directors and Senior Management

     The following table provides information concerning options owned by the directors and senior management at August 31, 2002. The table excludes our publicly traded warrants owned by the directors and senior management, information about which is disclosed in the section captioned "Security Ownership of Certain Beneficial Owners and Management," together with information concerning the beneficial ownership of our common shares by directors and senior management and major shareholders.

----------------------- --------------------- ----------------- ----------------
                          Number of Common
                          Shares Subject to     Exercise Price
             Name           Stock Options         Per Share     Expiration Date

----------------------- --------------------- ----------------- ----------------
Anthony So                    158,000              $8.00        January  6, 2010
----------------------- --------------------- ----------------- ----------------
                              128,000              $3.65        April 9, 2011
----------------------- --------------------- ----------------- ----------------
                              128,000              $2.50        March 6, 2012
----------------------- --------------------- ----------------- ----------------
Kim Wah Chung                  20,000              $8.00        January  6, 2010
----------------------- --------------------- ----------------- ----------------
                               20,000              $3.65        April 9, 2011
----------------------- --------------------- ----------------- ----------------
                               20,000              $2.50        March 6, 2012
----------------------- --------------------- ----------------- ----------------
Cathy Kit Teng Pang            20,000              $8.00        January  6, 2010
----------------------- --------------------- ----------------- ----------------
                               20,000              $3.65        April 9, 2011
----------------------- --------------------- ----------------- ----------------
                               20,000              $2.50        March 6, 2012
----------------------- --------------------- ----------------- ----------------
George O'Leary                 10,000              $8.125       January 12, 2010
----------------------- --------------------- ----------------- ----------------
                               10,000              $7.875       January 9, 2011
----------------------- --------------------- ----------------- ----------------
                               10,000              $2.55        October 15, 2011
----------------------- --------------------- ----------------- ----------------
Woo Ping Fok                   10,000              $8.125       January 12, 2010
----------------------- --------------------- ----------------- ----------------
                               10,000              $7.875       January 9, 2011
----------------------- --------------------- ----------------- ----------------
                               10,000              $2.55        October 15, 2011
----------------------- --------------------- ----------------- ----------------
J. Stewart Jackson IV          10,000              $7.875       January 9, 2011
----------------------- --------------------- ----------------- ----------------
                               10,000              $2.55        October 15, 2011
----------------------- --------------------- ----------------- ----------------
Henry F. Schlueter             10,000              $8.00        January 6, 2010
----------------------- --------------------- ----------------- ----------------

Directors

     Except for that mentioned above, our directors do not receive any additional monetary compensation for serving in their capacities. However, outside directors receive stock options pursuant to the 1996 Non-Employee Directors' Stock Option Plan and have been granted other options. (See "Stock Option Plans -- The 1996 Non-Employee Directors' Stock Option Plan," below.) All directors are reimbursed for all reasonable expenses incurred in connection with services as a director.

Provident Fund Plan

     With effect from January 1, 1988, Bonso Electronics Limited ("BEL"), our wholly-owned foreign subsidiary, started a Provident Fund Plan (the "Plan") with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the Plan.

     Members of the Plan are required to contribute 5% of their monthly salary. The contribution by BEL is as follows:

         Years of Service                    % of salary as BEL's contribution
         ----------------                    ---------------------------------

         Less than 5 years                                 5.0%
         5 to 10 years                                     7.5%
         More than 10 years                               10.0%

     The Mandatory Provident Fund (the "MPF") was introduced by the Hong Kong Government commencing in December 2000. BEL joined the MPF with a major international assurance company. All permanent full time employees who joined

BEL in or after December 2000, excluding factory workers, are eligible to join the MPF. Members' and employers' contributions to the MPF are both at 5% of the members' monthly salaries and are subject to a maximum contribution of HK$1,000 monthly.

     At normal retirement age, death or ill health, the member shall be entitled to receive from the Provident Fund Plan a lump sum equal to the total of the member's and BEL's contributions plus a return on their investment. On resignation prior to normal retirement age, a member shall be entitled to receive from the Plan a lump sum equal to the member's contributions plus a percentage of the employer's balance determined in accordance with a predetermined set scale.

     BEL's total contributions to the Plan and the MPF for the years ended March 31, 2000, 2001 and 2002 amounted to $64,921, $53,704 and $78,995, respectively.

Compensation Pursuant to Options to Purchase Common Stock

     Outside, non-employee directors receive stock options pursuant to the 1996 Non-Employee Directors' Stock Option Plan and have been granted other options. In August 1996, the Board of Directors of the Corporation adopted a 1996 Non-Employee Directors' Stock Option Plan which provided for the grant of options to purchase an aggregate of not more than 100,000 shares of the Corporation's Common Stock. In January 2000, the Shareholders of the Corporation approved the proposal of the Board of Directors to increase from 100,000 to 600,000 the aggregate number of options to purchase Common Stock of the Corporation under the Non-Employee Directors' Plan. The purpose of the 1996 Non-Employee Directors' Stock Option Plan is to promote the long-term success of the Corporation by creating a long-term mutuality of interests between the non-employee directors and the stockholders of the Corporation, to provide an additional inducement for the non-employee directors to remain with the Corporation and to provide a means through which the Corporation may attract able persons to serve as directors of the Corporation. The 1996 Non-Employee Directors' Stock Option Plan is administered by a committee appointed by the Board of Directors.

     Under the 1996 Non-Employee Directors' Stock Option Plan, on the third business day following each annual meeting of the stockholders, each director who is not then an employee of the Corporation or any of its subsidiaries will automatically be granted a stock option to purchase 10,000 shares of Common Stock. The exercise price of all options granted under the 1996 Non-Employee Directors' Stock Option Plan will be equal to the fair market value of the underlying shares on the date of grant, based on guidelines set forth in the plan. The exercise price may be paid in cash, by the surrender of options, in Common Stock, in other property, including the optionee's promissory note, or by a combination of the above, at the discretion of the Corporation. The term of each option granted pursuant to the 1996 Non-Employee Directors' Stock Option Plan will be ten years from the date of grant; however, no option may be exercised during the first six months of its term. The term of an option granted pursuant to the 1996 Non-Employee Directors' Stock Option Plan may be reduced in the event that the optionee ceases to be a director of the Corporation. No option granted pursuant to the plan will be transferable otherwise than by will or the laws of descent and distribution.

     Employee directors may receive stock options pursuant to the Corporation's 1996 Stock Option Plan. In August 1996, the Board of Directors of the Corporation adopted the 1996 Stock Option Plan which provided for the grant of options to purchase an aggregate of not more than 400,000 shares of the Corporation's Common Stock. In January 2000, the shareholders of the Corporation approved the proposal of the Board of Directors to increase from 400,000 to 900,000 in the aggregate the number of options to purchase Common Stock of the Corporation under the 1996 Stock Option Plan. The purpose of the 1996 Stock Option Plan is to make options available to management and employees of the Corporation in order to encourage them to secure or increase on reasonable terms their stock ownership in the Corporation and to encourage them to remain in the employ of the Corporation.

     The 1996 Stock Option Plan is administered by a committee appointed by the Board of Directors which determines the persons to be granted options under the plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

     The exercise price of an option granted pursuant to the 1996 Stock Option Plan may be paid in cash, by the surrender of options, in Common Stock, in other property, including the optionee's promissory note, or by a combination of the above, at the discretion of the Corporation.

                              CERTAIN TRANSACTIONS

     Over the years, the Corporation has provided to and received cash advances from its officers and directors. In October 1994, the Board of Directors adopted a policy resolution prohibiting the Corporation from making any loan or advance of money or property, or guaranteeing the obligation of any directors of the Corporation, and limiting the Corporation's ability to make such loans, advances or guarantees to officers of the Corporation or its subsidiaries unless a majority of independent, disinterested outside directors determine that such loan, advance or guarantee may reasonably be expected to benefit the Corporation. Further, all future material affiliated transactions, loans and loan guarantees, if any, will be made on terms that are no less favorable to the Corporation than those that are generally available from unaffiliated third parties. The Corporation has neither provided nor received any cash advances to its officers or directors since this policy resolution was adopted.

     It is common practice in Hong Kong, the location of the Corporation's principal executive offices, to provide a housing allowance or living accommodations for senior executives as part of their compensation. One of the Corporation's properties in Hong Kong is provided to Mr. So as part of his compensation. The Corporation also provides Mr. Kim Wah Chung, its Director of Engineering and Research and Development and a director of the Corporation, with a housing allowance.

     Mr. George O'Leary, a director, is paid a commission on orders placed by customers which he obtains for us. The amount of the commission is negotiated on a deal-by-deal basis, without a written agreement. During the fiscal year ended March 31, 2002, Mr. O'Leary was paid an aggregate of $165,000 as a consultancy fee for provision of support and marketing services such as soliciting customers, negotiating prices and public relations in the United States.

     During the fiscal year ended March 31, 2002, the Corporation paid Schlueter & Associates, P.C. an aggregate of $108,379 for legal fees and expenses. Mr. Henry F. Schlueter, a director, is the Managing Director of Schlueter & Associates, P.C.

                                   PROPOSAL 1

                              ELECTION OF SEVEN (7)
                PERSONS TO SERVE AS DIRECTORS OF THE CORPORATION

     The Corporation's directors are elected annually to serve until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified. The number of directors presently authorized by the Articles of Association of the Corporation shall be not less than one (1) nor more than seven (7).

     Unless otherwise directed by shareholders, the proxy holder will vote all shares represented by proxies held by them for the election of the following nominees, all of whom are now members and constitute the Corporation's Board of Directors. The Corporation is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Corporation prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.



INFORMATION CONCERNING NOMINEES

     ANTHONY SO, 58, is the founder of Bonso. He is our Chief Executive Officer and Chief Financial Officer and has been our President, Chairman of the Board of Directors and Treasurer since inception, and our Secretary since July 1991. Mr. So received his BS degree in civil engineering from National Taiwan University in 1967 and a Masters degree in business administration ("MBA") from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic year. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

     KIM WAH CHUNG, 44, has been a director since September 21, 1994. Mr. Chung has been employed by Bonso since 1981 and currently holds the position of Director of Engineering and Research and Development. Mr. Chung is responsible for all research projects and product development. Mr. Chung's entire engineering career has been spent with Bonso, and he has been involved in all of our major product developments. Mr. Chung graduated with honors in 1981 from the Chinese University of Hong Kong with a Bachelor of Science degree in electronics.

     CATHY KIT TENG PANG, 40, has been a director of Bonso since January 1, 1998. Ms. Pang was first employed by us as Financial Controller in December 1996 and was promoted to Director of Finance on April 1, 1998. Ms. Pang was employed as an auditor in an international audit firm from 1987 to 1991, at which time she joined a Hong Kong listed company in the field of magnetic industry as Assistant Financial Controller. From 1994 until she joined us in 1996, she was employed as Deputy Chief Accountant in a management and property development company in Hong Kong and China. Ms. Pang has a Bachelor of Business Administration degree from York University in Toronto, Canada. She is a member of the American Institute of Certified Public Accountants and of the Hong Kong Society of Accountants.

     WOO PING FOK, 53, was elected to our Board of Directors on September 21, 1994. Mr. Fok and his firm, Norman M.K. Yeung & Co., have served as our Hong Kong counsel since 1993. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory. Mr. Fok practices law in Hong Kong and is a partner with Wong & Fok. Mr. Fok's major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters.

     J. STEWART JACKSON IV, 66, has been a director since January 10, 2000. From 1962 until its merger with Republic Industries in 1996, Mr. Jackson served in various management capacities, including President, of Denver Burglar Alarm Co., Inc., a business founded by his family. In addition, in the mid-1960's, Mr. Jackson founded Denver Burglar Alarm Products, a separate company which invented, patented, manufactured, distributed and installed contained ionization smoke detectors and which was later sold to a conglomerate manufacturer. After the merger of Denver Burglar Alarm Co., Inc., Mr. Jackson founded Jackson Burglar Alarm Co., Inc., of which he is currently President. Mr. Jackson served on the advisory board of directors for Underwriter's Laboratories for burglar and fire alarm systems for 25 years and has been an officer in the Central Station Protection Association, which, along with the National Burglar Alarm Association, was formed by his family in the late 1940's. Mr. Jackson graduated from the University of Colorado in 1962 with a degree in Business Management and Engineering.

     GEORGE O'LEARY, 64, has been a director since January 1997. From November 1994 to the present time, Mr. O'Leary has been President of Pacific Rim Products, Newport Beach, California, a trading company that provides offshore sourcing alternatives to U.S. based electronics companies. For eight years prior to 1994, Mr. O'Leary was President, CEO and a director of Micro General Corporation, Santa Ana, California, a manufacturer and distributor of mechanical and electronic scale products. For eight years prior to that, Mr. O'Leary was Vice President and General Manager of Lanier Business Products, Atlanta, Georgia, a manufacturer and distributor of office products. Mr. O'Leary has a Bachelor of Science degree in Electrical Engineering from Northeastern University, Boston, Massachusetts.

     HENRY F. SCHLUETER, 51, has been a director since October 2001, and has been our Assistant Secretary since October 6, 1988. Since 1992, Mr. Schlueter has been the Managing Director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law. Mr. Schlueter has served as our United States corporate and securities counsel since 1988. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado Society of CPA's, the Colorado and Denver Bar Associations and the Wyoming State Bar.

     There are no family relationships between any of our directors and executive officers.

     No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Board Recommendation

     The Board recommends a vote FOR the election of each of the seven (7) nominees for directors of the Corporation.

                                   PROPOSAL 2

                    RATIFICATION OF SELECTION OF ACCOUNTANTS

     The Board of Directors has selected PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2003, and has further directed that the Corporation submit the selection of the independent public accountants for ratification by shareholders at the Annual Meeting of Shareholders.

     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by Proxies held by them to ratify the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2003.

                      Fees Paid to the Independent Auditors

Audit Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for the audit of the Corporation's annual consolidated financial statements for the year ended March 31, 2002 were $105,128.

Financial Information Systems Design and Implementation Fees

     PricewaterhouseCoopers did not perform any professional services with respect to financial information systems design and implementation for the year ended March 31, 2002 ("Technology Services").



All Other Fees

     PricewaterhouseCoopers did not perform any professional services other than Audit Services for the year ended March 31, 2002.

Board Recommendation

     The Board recommends a vote FOR the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2003.

                                     GENERAL

Other Matters

     The Board of Directors does not know of any matters that are to be presented at the Annual Meeting of Shareholders other than those stated in the Notice of Annual Meeting and referred to in this Proxy Statement. If any other matters should properly come before the Meeting, it is intended that the Proxies in the accompanying form will be voted as the persons named therein may determine in their discretion.


                                  By Order of the Board of Directors




                                  Anthony So, Chairman of the Board of Directors

                      BONSO ELECTRONICS INTERNATIONAL INC.
                         ANNUAL MEETING OF SHAREHOLDERS
                                 OCTOBER 9, 2002

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned shareholder of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation"), acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, dated September 13, 2002, and hereby appoints Anthony So and Henry F. Schlueter, or either of them, each with the power of substitution, as Attorneys and Proxies to represent and vote all shares of Common Stock of the Corporation which the undersigned would be entitled to vote at the Annual Meeting of Shareholders and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said Attorneys and Proxies may do or cause to be done by virtue thereof with respect to the following matters:

     1. Election of each of the following seven (7) persons to serve as directors of the Corporation until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified:

          Anthony So
          FOR  /___/                           WITHHOLD AUTHORITY FOR /___/

          Kim Wah Chung
          FOR  /___/                           WITHHOLD AUTHORITY FOR /___/

          Cathy Kit Teng Pang
          FOR  /___/                           WITHHOLD AUTHORITY FOR /___/

          Woo Ping Fok
          FOR  /___/                           WITHHOLD AUTHORITY FOR /___/

          J. Stewart Jackson IV
          FOR  /___/                           WITHHOLD AUTHORITY FOR /___/

          George O'Leary
          FOR  /___/                           WITHHOLD AUTHORITY FOR /___/

          Henry F. Schlueter
          FOR  /___/                           WITHHOLD AUTHORITY FOR /___/

     2. Approval of the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2003.

          FOR  /___/                 AGAINST  /___/              ABSTAIN  /___/

     3. To act upon such other matters as may properly come before the Meeting or any adjournments thereof.

This Proxy, when properly executed, will be voted as directed. If no direction is indicated, the Proxy will be voted (1) FOR the election of each of the nominees listed above to the Board of Directors; (2) FOR the approval of the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2003.



Dated:  _____________, 2002
                                              ----------------------------
                                              ----------------------------

                                     [LABEL]






Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as it appears hereon. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer and the corporate seal affixed. No postage is required if returned in the enclosed envelope and mailed in the United States.

PLEASE SIGN, DATE AND MAIL THIS PROXY IMMEDIATELY IN THE ENCLOSED ENVELOPE. Please sign exactly as name appears on the label ATTACHED TO THIS PROXY. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized person. If a partnership, please sign in full partnership name by authorized person.

                     Bonso Electronics International, Inc.
                                 Annual Report
                                     2001-02

                                    CONTENTS
                                    --------


o        Message from the Chairman                                       Page 2


o        Corporate Overview                                              Page 5


o        Bonso Across the Globe                                          Page 6


o        Product Range                                                   Page 8


o        Report of Independent Accountants                               Page 11


o        Consolidated Balance Sheets as of March 31, 2001 and 2001       Page 12


o        Consolidated Statements of Comprehensive Income for the years   Page 13
         ended March 31, 2000, 2001 and 2002


o Consolidated Statements of Changes in Shareholders' Equity for Page 14 the years Ended March 31, 2000, 2001 and 2002


o        Consolidated Statements of Cash Flows for the years ended       Page 15
         March 31, 2000, 2001 and 2002


o        Notes to Consolidated Financial Statements                      Page 17

Message from the Chairman
-------------------------

Dear Shareholders;

     For the third consecutive year, Bonso Electronics has gained strength and momentum through increased revenues and earnings, acquisitions, and diversification of customers with global leadership status. With fiscal year ended 2002 revenues and e4arnings at all=time highs of $53.3 million (80 percent over fiscal year ended 2001) and $0.32 per share (13 percent over fiscal year ended 2001), respectively , we have financial resources available to continue on a very aggressive growth strategy.

     Our achievements are noteworthy in the contract manufacturing services
(CMS) industry, which slumped considerably during the past calendar year. The longer term outlook for the industry is considered positive by one leading market research firm - International Data Corporation (IDC) - which predicts that annual CMS revenues will be $230 billion by 2005, more than double the $103 billion reported in 2000. IDC's proposed model for success in coming years is precisely the strategy that Bonso (and other) have been following over the past three years:

          o    Focus on vertical markets
          o    Increase service offerings
          o    Diversify product portfolio
          o    Improve internal systems
          o Integrate contract manufacturing services into branded customer's business.

     Bonso's vertical market strengths vertical strengths are clearly in two primary areas - sensor-based scale products and telecommunications. Since launching a diversification initiative in fiscal year 2000, telecommunications products as a percentage of total revenues has increased form 5 percent in year ended 2000 to 33 percent in year ended 2002. Scale products has shifted from 82 percent to 63 percent of revenues in the same frame.

     While every customer does not use our full range of capabilities, we believe that we are equipped and staffed to provide turnkey services comparable to the top tier of CMS companies, including design engineering to customer specifications, prototyping, supply chain management, assembly, packaging and distribution. Over the past three years, our product portfolio has expanded to included several consumer wireless products, such as two-way radios and cordless telephones.

     Management has a number of measurements by which it can demonstrate continuous improvement in internal processes. Perhaps the most significant is embodies in our customer relationship practices. In the electronics industry, there are general expectations that for any product being manufactured, technology and competition will drive down materials costs over time while advances in factory equipment and worker skills will drive down labor costs. In most cases, we have incentives to share the results of cost reductions, and to that end we have developed considerable skills in shopping Asia for components, training a work force capable of conforming to the stringent quality standards of ISO 9001:2000 and TL9000, and upgrading factory equipment.

     In the context of the CMS industry, Bonso management believes the company is either consistent with or ahead of best practice trends. Yet, we maintain the advantage of remaining an entrepreneurial company - a quality that many of our customers admire as it translates into a willingness and ability to integrate our business processes into theirs.

     We remain intent on accelerating growth though acquisitions. The purchase of the Korona brand and distributorship of household scales in Europe - effective May 1, 2001 - added $16 million to our fiscal year ended 2002 revenues. We are also working to introduce the Korona brand into the U.S. markets by establishing a distribution center near Chicago. Korona's high-end kitchen and bathroom scales are visually-stunning examples of modern design and materials, and we have high expectations for acceptance by both retail merchandisers and consumers who are attracted to European styling and quality.

     In other acquisition activity in July, 2002, we acquired a majority interest in Gram Precision, a privately owned Ontario Corporation and a distributor of digital scales for laboratory, industrial, jewelry and other markets requiring precise measurement and high resolution. In pursuing brand ownership in two distinct markets, we intend to further leverage our many years of technical and design innovations to make our China campus a global center of sensor-based scale technology.

     China's admission to the World Trade Organization in December 2001, accompanied by the U.S. Congress conferring "most favored nation" trade status, will result in favorable export terms for China-based companies, as well as opening China markets to expanded foreign investment and imports. Since more that 956 percent of Bonso producing is exported to North America and Europe, we anticipate a number of long-term benefits to accrue from China's WTO membership.

     Bonso management is totally committed to increasing shareholder value through prudent application of human, financial, technical and plant resources. During fiscal year ended 2002 we have completed a major acquisition, expanded research and development, invested in plant and equipment, paid a 10 cents per common share dividend, and increased shareholders' equity by 6 percent.

     Despite these accomplishments, public markets continue to substantially undervalue Bonso stock when compared to most all statistical measures. Bonso management shares your concerns and is directing increasing resources to investor relation by retaining well-known consultants, direct executive contact with institutional investors and participation in investor forums in key U.S. financial centers.

     We are making progress in attracting attention, and our performance is being watched by an increasing number of "small cap" institutions. In the final analysis, continued improvements in customer satisfaction and financial performance are pre-requisite to market corrections, and on behalf of loyal shareholders, that is our pledge for the new fiscal year.




Anthony So
Chairman, President and Chief Executive Officer

                               CORPORATE OVERVIEW



          1980 Bonso was established with headquarter based in Hong Kong.

          1987 Bonso started production in China.

          1989 Bonso Electronics was listed in the USA.

          1995 Bonso was granted ISO 9001 Accreditation.

          1997 Bonso relocated centralized manufacturing complex to replace the older plant.

          1998 Bonso completed the final phase of the new manufacturing complex.

          2001 Bonso acquired Korona.

          2002 Bonso was grated TL 9000 Accreditation.

          2002 Bonso acquired 51% equity interest of Gram Precision Group.

                                 [Graphics Page]

                                 [Graphics Page]

                                 [Graphics Page]

                                 [Graphics Page]

                                 [Graphics Page]

Board of Directors and Shareholders
Bonso Electronics International Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of Bonso Electronics International Inc. and Subsidiaries (the "Group") as of March 31, 2001 and 2002 and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bonso Electronics International, Inc. and Subsidiaries as of March 31, 2001 and 2002 and the results of their operations and cash flows for each of the three years in the period ended March 31, 2002, in conformity with generally accepted accounting principles in the United States of America.






PricewaterhouseCoopers


Hong Kong, June 21, 2002

                        Bonso Electronics International Inc. and Subsidiaries
                                     Consolidated Balance Sheets
                                (Expressed in United States Dollars)
                                                                                    March 31
                                                                           -------------------------
                                                                              2001           2002
                                                                               $              $
Assets

Current assets
 Cash and cash equivalents                                                       --        1,878,156
                                                                            5,322,397           --
 Restricted cash deposits                                                   2,873,898      3,972,542
 Trade receivables, net                                                     3,518,943      6,838,576
 Inventories                                                                5,310,889      8,861,952
 Notes receivable                                                           1,086,949        686,258
 Deferred income tax assets - current                                          10,190         27,219
 Other receivables, deposits and prepayments                                  619,858        822,646
                                                                           ----------     ----------
                                                                           18,743,124     23,087,349
Total current assets
                                                                           ----------     ----------

Deposits                                                                       70,511         16,038

Deferred income tax assets - non current                                       87,245         84,422

Goodwill                                                                         --          204,217

Brand name, net                                                                  --        2,797,392

Property, plant and equipment

 Leasehold land and buildings                                              12,248,784     12,567,309
 Plant and machinery                                                       10,766,115     11,995,871
 Moulds                                                                     2,113,066           --
 Furniture, fixtures and equipment                                          3,291,043      4,239,602
 Motor vehicles                                                               304,869        343,068
                                                                           ----------     ----------
                                                                           28,723,877     29,145,850
 Less: accumulated depreciation and amortization                          (10,128,087)   (10,884,191)
                                                                           ----------     ----------
 Net property, plant and equipment                                         18,595,790     18,261,659
                                                                           ----------     ----------
 Total assets                                                              37,496,670     44,451,077
                                                                           ==========     ==========
Liabilities and shareholders' equity

Current liabilities
 Notes payable                                                              3,234,897      2,857,533
 Accounts payable                                                           3,435,626      4,122,443
 Accrued charges and deposits                                               1,029,967      2,022,472
 Income taxes payable                                                          95,694         83,614
 Short-term loans                                                           1,086,949      3,754,477
 Current portion of long-term debt and capital lease obligations              537 029        647,501
                                                                           ----------     ----------
 Total current liabilities                                                  9,420,162     13,488,040
                                                                           ----------     ----------
Long-term debt and capital lease obligations, net of current,
  maturities                                                                  403 890        317,009
Commitments and contingencies (Note 6(b) and 11)
Redeemable common stock
Redeemable common stock par value $0.003 per share
  - issued and outstanding shares: 2001 - 0; 2002 - 180,726                      --        1,445,808

Shareholders' equity

Preferred stock par value $0.01 per share
  - authorized shares - 10,000,000 in 2002
  - issued and outstanding shares: 2001-0; 2002-0                                --             --
Common stock par value $0.003 per share
  - authorized shares - 23,333,334                                               --             --
  issued and outstanding shares:  2001-5,496,133; 2002-5,404,133               16,484         16,208
Additional paid-in capital                                                 21,854,160     21,152,502
                                                                             (762,840)      (381,420)
Deferred consultancy fee                                                    6,927,842      8,176,958
Retained earnings                                                             235,972        235,972
Accumulated other comprehensive income                                       (599,000)          --
Common stock held in treasury, at cost                                     ----------     ----------
                                                                           27,672,618     29,200,220
                                                                           ==========     ==========
                                                                           37,496,670     44,451,077
Total liabilities and shareholders' equity                                 ==========     ==========

                        See notes to these consolidated financial statements
                                                  12


                 Bonso Electronics International Inc. and Subsidiaries
             Consolidated Statements of Income and Comprehensive Income
                         (Expressed in United States Dollars)



                                                2000           2001           2002
                                                   $              $              $
Net sales                                    15,380,286     29,566,680     53,303,101
Cost of sales                                11,117,922     22,400,017     40,192,242
                                            -----------    -----------    -----------
Gross margin                                  4,262,364      7,166,663     13,110,859

Selling expenses                                261,297        382,422      2,476,285
Salaries and related costs                    1,898,944      2,333,776      3,880,274
Research and development expenses               186,251        297,740        426,364
Administration and general expenses           1,646,320      2,410,872      3,411,336
Amortization of brand name                         --             --          202,608
                                            -----------    -----------    -----------
Income from operations                          269,552      1,741,853      2,713,992
Interest income                                 129,794        458,328        166,723
Interest expenses                              (261,288)      (337,526)      (645,045)
Foreign exchange gains/(losses)                  14,449         42,722        (39,954)
Other income                                    191,790        204,585        181,272
Consultancy fee                                    --         (381,420)      (381,420)
                                            -----------    -----------    -----------
Income before income taxes                      344,297      1,728,542      1,995,568
Income tax benefit/(expense)                      3,401       (124,743)      (189,962)
                                            -----------    -----------    -----------
Net income                                      347,698      1,603,799      1,805,606

Other comprehensive income, net of tax:
 Foreign currency translation adjustments           701           --             --
                                            -----------    -----------    -----------
Comprehensive income                            348,399      1,603,799      1,805,606
                                            ===========    ===========    ===========
Earnings per share
 Basic                                      $      0.10    $      0.29    $      0.32
                                            ===========    ===========    ===========

 Diluted                                    $      0.09    $      0.28    $      0.32
                                            ===========    ===========    ===========


                 See notes to these consolidated financial statements

                                         13



                                      Bonso Electronics International Inc. and Subsidiaries
                                   Consolidated Statements of Changes in Shareholders' Equity
                                              (Expressed in United States Dollars)



                                                     Common stock
                                                                                                    Promissory
                                                                                                          note
                                                           Shares                    Additional     receivable        Common
                                                       issued and          Amount     paid-in             from    stock held
                                                      outstanding     outstanding     capital      shareholder   at treasury
                                                      -----------    -----------    -----------    -----------   -----------
Balance, March 31, 1999                                 3,119,159          9,353     10,285,105     (1,430,000)          --

Net income                                                   --             --             --             --             --
Other comprehensive income, net of tax
Foreign currency adjustments:
Cumulative translation adjustments                           --             --             --             --             --
Common stock issued upon exercise
 of share options                                         919,675          2,759         52,089           --             --
Common stock issued upon exercise
 of warrants, net of expenses                           1,673,776          5,021     11,988,306           --             --
                                                      -----------    -----------    -----------    -----------    -----------
Balance, March 31, 2000                                 5,712,610         17,133     22,325,500     (1,430,000)          --

Net income                                                   --             --             --             --             --
Common stock issued upon exercise
 of share options                                           7,023             21            (21)          --             --
Deferred consultancy fee (note 15(d))                        --             --        1,144,260           --             --
Amortization  of  deferred consultancy fee (note 15(d)       --             --             --             --
Common stock issued upon exercise of warrants              50,000            150        399,850           --             --
Cash dividends declared on common stock
 ($0.1 per share)                                            --             --             --             --             --
Purchase of common stock                                     --             --             --             --       (1,185,249)
Retirement of common stock                                (73,500)          (220)      (586,029)          --          586,249
Cancellation of common stock subscribed                  (200,000)          (600)    (1,429,400)     1,430,000           --
                                                      -----------    -----------    -----------    -----------    -----------
Balance, March 31, 2001                                 5,496,133         16,484     21,854,160           --         (599,000)

Net income                                                   --             --             --             --             --
Amortization of deferred consultancy fee (note 15(d)         --             --             --             --

Cash dividends declared on common stock
 ($0.1 per share)                                            --             --             --             --             --
Purchase of common stock                                     --             --             --             --         (102,934)
Retirement of common stock                                (92,000)          (276)      (701,658)          --          701,934
                                                      -----------    -----------    -----------    -----------    -----------
Balance, March 31, 2002                                 5,404,133         16,208     21,152,502           --             --
                                                      ===========    ===========    ===========    ===========    ===========


                                      See notes to these consolidated financial statements

                                                             14



                             Bonso Electronics International Inc. and Subsidiaries
                          Consolidated Statements of Changes in Shareholders' Equity
                                     (Expressed in United States Dollars)
                                                  (Continued)


                                                                                    Accumulated
                                                                                          other
                                                                                  comprehensive
                                                         Deferred                income-foreign         Total
                                                      consultancy       Retained       currency  shareholders'
                                                              fee       earnings    adjustments        equity
                                                      -----------    -----------    -----------   -----------
Balance, March 31, 1999                                      --        5,525,958        235,271    14,625,687

Net income                                                   --          347,698           --         347,698
Other comprehensive income, net of tax
Foreign currency adjustments:
Cumulative translation adjustments                           --             --              701           701
Common stock issued upon exercise
 of share options                                            --             --             --          54,848
Common stock issued upon exercise
 of warrants, net of expenses                                --             --             --      11,993,327
                                                      -----------    -----------    -----------   -----------
Balance, March 31, 2000                                      --        5,873,656        235,972    27,022,261

Net income                                                   --        1,603,799           --       1,603,799
Common stock issued upon exercise
 of share options                                            --             --             --            --
Deferred consultancy fee (note 15(d))                  (1,144,260)          --             --            --
Amortization of deferred consultancy fee (note 15d)       381,420           --            --          381,420
Common stock issued upon exercise of warrants                --             --             --         400,000
Cash dividends declared on common stock
 ($0.1 per share)                                            --         (549,613)          --        (549,613)
Purchase of common stock                                     --             --             --      (1,185,249)
Retirement of common stock                                   --             --             --            --
Cancellation of common stock subscribed                      --             --             --            --
                                                      -----------    -----------    -----------   -----------
Balance, March 31, 2001                                  (762,840)     6,927,842        235,972    27,672,618

Net income                                                   --        1,805,606           --       1,805,606
Amortization of deferred consultancy fee (note 15d)       381,420           --             --         381,420
Cash dividends declared on common stock
 ($0.1 per share)                                            --         (556,490)          --        (556,490)
Purchase of common stock                                     --             --             --        (102,934)
Retirement of common stock                                   --             --             --            --
                                                      -----------    -----------    -----------   -----------
Balance, March 31, 2002                                  (381,420)     8,176,958        235,972    29,200,220
                                                      ===========    ===========    ===========   ===========


                             See notes to these consolidated financial statements

                                                  14(Con't)




                       Bonso Electronics International Inc. and Subsidiaries
                               Consolidated Statements of Cash Flows
                               (Expressed in United States Dollars)



                                                               2000           2001           2002
                                                                  $              $              $
Cash flows from operating activities

 Net income                                                 347,698      1,603,799      1,805,606
 Adjustments to reconcile net income to net cash
  provided by operating activities :
  Depreciation                                            1,316,994      2,019,621      2,738,937
  Amortization                                              302,179        329,564        548,978
  Consultancy fee                                              --          381,420        381,420
  Other                                                     (25,677)       124,743          8,040

 Changes in assets and liabilities:
  Trade receivables                                      (1,259,455)    (1,857,893)       499,236
  Other receivables, deposits and prepayments                 7,380       (384,007)       (99,911)
  Notes receivable                                          165,274       (561,774)       400,691
  Inventories                                            (1,622,488)       865,373       (932,725)
  Accounts payable, accrued charges and deposits          2,258,494        554,731        148,483
  Other                                                     110,849         51,315        (26,286)
                                                        -----------    -----------    -----------
 Net cash provided by operating activities                1,601,248      3,126,892      5,472,469
                                                        -----------    -----------    -----------

Cash flows from investing activities

 Restricted cash deposits                                (1,060,264)      (801,946)    (1,098,644)
 Deposits for property, plant and equipment                (398,147)       (70,511)       (16,038)
 Proceeds from disposal of property, plant and
  equipment                                                   8,149            441         26,555
 Acquisition of property, plant and equipment            (3,458,318)    (5,846,296)      (756,010)
 Acquisition of a subsidiary, net of cash acquired             --             --       (3,044,184)
                                                        -----------    -----------    -----------
 Net cash used in investing activities                   (4,908,580)    (6,718,312)    (4,888,321)
                                                        -----------    -----------    -----------

Cash flows from financing activities

 Issue of shares on exercise of warrants and options     12,272,436        400,000           --
 Repurchase of common stock                                    --       (1,185,249)      (102,934)
 Expenses paid for warrant redemption                      (224,261)          --             --
 Principal payments under long-term debt                   (111,984)       (65,016)       (38,451)
 Capital lease payments                                    (436,165)      (526,227)      (681,748)
 Net (repayment)/advance under banking facilities          (503,428)     2,880,518     (2,648,766)
 Payment of dividends to stockholders                          --         (549,613)      (556,490)
                                                        -----------    -----------    -----------
 Net cash (used in)/provided by financing activities     10,996,598        954,413     (4,028,389)
                                                        -----------    -----------    -----------

 Effect of foreign exchange rate changes on cash             (1,309)          --             --
                                                        -----------    -----------    -----------

 Net (decrease)/increase in cash and cash equivalents     7,687,957     (2,637,007)    (3,444,241)
 Cash and cash equivalents, beginning of year               271,447      7,959,404      5,322,397
                                                        -----------    -----------    -----------
 Cash and cash equivalents, end of year                   7,959,404      5,322,397      1,878,156
                                                        ===========    ===========    ===========


                       See notes to these consolidated financial statements

                                                 15



                   Bonso Electronics International Inc. and Subsidiaries
                  Notes to Consolidated Financial Statements (continued)
                           (Expressed in United States Dollars)



                                                         2000          2001         2002
                                                            $             $            $
Supplemental disclosure of cash flow
information

Cash paid during the year for:
    Interest paid                                     261,288       337,526      645,045
    Income tax paid, net of refund                    (22,276)         --       (204,169)

Non-cash investing and financing activities

    Property acquired under capital leases          1,540,608          --        743,821

    Acquisition:
      Fair valued of net assets acquired                 --            --      1,294,512
      Cash acquired                                      --            --          8,737


                   See notes to these consolidated financial statements

                                            16

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


1    Description of business and significant accounting policies

     Bonso Electronics International Inc. ("the Company") and its subsidiaries are engaged in the designing, manufacturing and selling of a comprehensive line of electronic scales and weighing instruments, electronic consumer products, health care products and telecommunication products.

     Effective May 1, 2001, the Group acquired 100% of the equity of Korona Haushaltswaren GmbH & Co. KG ("Korona") from Augusta Technologies AG ("Augusta"). Korona is a German company engaged in the distribution of electronic scales in Europe.(Note 10)

     The consolidated financial statements have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States of America. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by management include provisions made against inventories and trade receivables, and the valuation of long-lived assets. Actual results could differ from those estimates.

     The significant accounting policies are as follows:

(a)  Principles of consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries (hereinafter collectively referred to as the "Group"). All significant intercompany accounts and transactions are eliminated in consolidation.

     The companies acquired during the financial period have been consolidated from the date on which control of the net assets and operations was transferred to the Group. Similarly the result of a group company divested during the accounting period is included in the Group accounts only to the date of disposal.

     Acquisitions of companies are accounted for using the purchase method of accounting. Goodwill represents the excess of the purchase cost over the fair value of assets less liabilities of acquired companies.

     During the financial year ending March 31, 2003, the Group will adopt Statement of Financial Accounting Standard ("SFAS") No. 142 "Goodwill and Other Intangible Assets", which requires discontinuance of goodwill amortization. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down to its recoverable amount.

(b)  Cash and cash equivalents

     Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value because of the short term maturity of these instruments.

(c)  Inventories

     Inventories are stated at the lower of cost or net realizable value with cost determined on a first-in, first-out basis. Net realizable value is the price at which inventories can be sold in the normal course of business after allowing for the costs of completion and disposal. Inventories are reduced by reserves for obsolence and slow moving parts, which are determined based on management's assessment of their current status.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

1    Description of business and significant accounting policies (Continued)

(d)  Revenue recognition

          Revenue is recognized on the transfer of title of ownership, which generally coincides with the time when the products are shipped to customers.

(e)  Impairment

     Long-lived assets held and used by the Company and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(f)  Brand name

     Brand name acquired as part of the purchase of a business is capitalized based on the estimated fair value as at the date of acquisition and amortized using the straight line method over the related estimated useful life of 15 years. Where an indication of impairment exists, the carrying amount of the brand name is assessed and written down to its recoverable amount.

(g)  Property, plant and equipment

     (i) Property, plant and equipment are stated at cost. Leasehold land and buildings are amortized on a straight-line basis over 15 to 50 years, representing the shorter of the remaining term of the lease or the expected useful life to the Group.


     (ii) Other fixed assets are carried at cost and depreciated using the straight-line method over their expected useful lives to the Group. The principal annual rates used for this purpose are:

           Plant and machinery                         - 14% to 33.3%
           Moulds                                      - 20%
           Furniture, fixtures and equipment           - 20%
           Motor vehicles                              - 20%

     (iii) The cost of major improvements and betterments is capitalized, whereas the cost of maintenance and repairs is expensed in the year incurred.

     (iv) Any gain or loss on disposal is included in the Consolidated Statements of Income and Comprehensive Income.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


1    Description of business and significant accounting policies (Continued)

(h)  Trade receivables
     Provision is made against trade receivables to the extent that collection is considered to be doubtful.

(i)  Research and development costs
     Research and development costs are expensed in the financial period during which they are incurred.

(j)  Advertising

     Advertising costs are expensed as incurred and are included within selling expenses.

     Total advertising costs incurred for the years ended March 31, 2000, 2001 and 2002 amounted to $12,633, $9,942 and $15,821 respectively.

(k)  Deferred income taxes

          Amounts in the consolidated financial statements related to income taxes are calculated using the principles of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carry forwards, are recognized to the extent that realization of such benefits is more likely than not to occur.

(l)  Foreign currency translations

     (i) The functional currency of the Company and one of its Hong Kong subsidiaries is the United States dollar, the functional currency of the other Hong Kong subsidiaries is the Hong Kong dollar and the functional currency of the German subsidiary is the Euro. The functional currency of the Company's subsidiary in the People's Republic of China (the "PRC") is the Renminbi, the national currency of the PRC. The Group's functional currency is the United States dollars.

     (ii) The financial statements of foreign subsidiaries where the United States dollar is the functional currency and which have certain transactions denominated in non-United States dollar currencies are remeasured into the United States dollar. The remeasurement of local currencies into United States dollars creates transaction adjustments which are included in net income.

     (iii) The financial statements of foreign subsidiaries, where the local currency is the functional currency, are translated into United States dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for statement of income. Adjustments resulting from translation of these financial statements are reflected as a separate component of shareholders' equity.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


1    Description of business and significant accounting policies (Continued)

(m)  Stock options and warrants

     Stock options are granted to employees, directors and non-employees directors and warrants are issued to certain shareholders. Upon exercise of the options and warrants, the holder can acquire ordinary shares of the Company at an exercise price determined by the board of directors. The options are exercisable based on the vesting terms stipulated in the option schemes. The Group follows the intrinsic method of accounting for these options. For options and warrants granted with exercise price being equal or higher than the market price of the common stock on the data of grant, no compensation expense is recognized in the financial statements.

(n)  Warrants issued for non - cash consideration

     Warrants issued in consideration for services rendered are recorded at fair value and a charge equivalent to fair value is included in the Consolidated Statements of Income and Comprehensive Income.

(o)  Recent accounting pronouncements

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, " Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Group recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations for which the date of acquisition is on or after July 1, 2001. It also requires, upon adoption of SFAS No. 142, that the Group reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS No. 141.

     SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS No. 142 requires that the Group identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142. SFAS No. 142 is required to be applied in fiscal years beginning after December 31, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. Upon adoption of SFAS No.142, anticipated undiscounted cash flow attributable to the intangible asset and the goodwill will be reviewed to assess whether there are any impairment losses. The Group will adopt SFAS No. 142 during the year ended March 31, 2003 and anticipates that implementation of SFAS No. 142 will not have a material impact on its financial statements. Goodwill of the Group of $204,217 as at March 31, 2002 will no longer be subjected to amortization.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


(o)  Recent accounting pronouncements (continued)

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", but retains its fundamental provisions for recognizing and measuring impairment of long-lived assets to be held and used. SFAS No. 144 standardizes the accounting and presentation requirements for all long-lived assets to be disposed of by sale, superceding previous guidance for discontinued operations of business segments. It requires that all long-lived assets to be disposed of by sale are carried at the lower of carrying amount or fair value less costs to sell, and that depreciation should cease to be recorded on such assets. This standard is effective for fiscal years beginning after December 15, 2001. The Group anticipates that implementation of SFAS No. 144 will not have a material impact on its financial statements.


2    Allowance for doubtful accounts

     Changes in the allowance for doubtful accounts consist of:

                                                2000           2001        2002
                                                   $              $           $
     Balance, April 1                         39,359              -           -

     Additions charged to expense               -                 -     220,838
     Write-off                               (39,359)             -           -
                                             -------        -------     -------
     Balance, March 31                          -                 -     220,838
                                             =======        =======     =======

3    Inventories

(a)  The components of inventories are as follows:

                                                               2001        2002
                                                                  $           $

           Raw materials                                  3,611,961   4,287,203
           Work in progress                               1,125,138   1,012,311
           Finished goods                                   913,265   4,131,054
                                                          ---------   ---------
                                                          5,650,364   9,430,568
           Inventories reserves                            (339,475)   (568,616)
                                                          ---------   ---------
                                                          5,310,889   8,861,952
                                                          =========   =========

(b)  Changes in the inventories reserves consist of the following:

                                               2000            2001        2002
                                                  $               $           $

           Balance, April 1                 195,321         323,126     339,475

           Additions charged to expense     127,805         210,362     229,141
           Write-off                           -           (194,013)       -
                                           --------        --------    --------
           Balance, March 31                323,126         339,475     568,616
                                           ========        ========    ========

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


4    Long-term debt

     Long-term debt is denominated in Renminbi and consists of the following:

                                                              March 31
                                                    ---------------------------
                                                       2001                2002
                                                          $                   $

     Bank loans at 5.3% per annum                    68,683              30,231
     Less: current portion                          (38,452)            (30,231)
                                                    -------             -------
     Long-term debt, less current maturities         30,231                -
                                                    =======             =======

5    Taxation

(a) The companies comprising the Group are subject to tax on an entity basis on income arising in or derived from Hong Kong, the PRC and Germany. The current rates of taxation of the subsidiaries operating in Hong Kong and, Shenzhen in the PRC are 16% and 15% respectively. The statutory corporate tax rate in Germany is 26.375%. The subsidiary of the Group in Germany is registered as a partnership in Germany which is subject to a statutory rate of 14.17%. The Group is not subject to income taxes in the British Virgin Islands.

(b) Pursuant to the relevant income tax laws in the PRC, Bonso Electronics (Shenzhen) Co., Ltd, a wholly owned subsidiary of the Company, is fully exempt from PRC state income tax for two years starting from the first profit-making year followed by a 50% reduction over the ensuing three years. The first profit-making year of Bonso Electronics (Shenzhen) Co., Ltd. was deemed to be the financial year ended December 31, 1998.

(c)  The components of the income tax benefit/(expense) are as follows:

                                                  2000        2001         2002
                                                     $           $            $

     Deferred income tax benefit/(expense)      13,898     (28,937)      14,206
     Current income tax expense                (10,497)    (95,806)    (204,168)
                                              --------    --------     --------
     Total income tax benefit/(expense)          3,401    (124,743)    (189,962)
                                              ========    ========     ========

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)

5    Taxation (Continued)

(d)  Deferred tax assets are comprised of the following:

                                                       2001                2002
                                                          $                   $
     Deferred tax liabilities

      Accelerated depreciation                         (852)             (7,147)

     Deferred tax assets

      Tax loss carry forwards                        98,246              85,503
      Provision for inventories                      10,190              43,434
      Valuation allowance                           (10,149)            (10,149)
                                                     98,287             118,788
                                                    -------             -------
     Net deferred tax assets                         97,435             111,641
     Less: current portion                           10,190              27,219
                                                    -------             -------
     Non current portion                             87,245              84,422
                                                    =======             =======

     As of March 31, 2002, the Group had accumulated tax losses amounting to $527,305 (the tax effect thereon is $85,503), which may be carried forward and applied to reduce future taxable income which is earned in or derived from Hong Kong. Realization of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance is established against such tax losses when management believes it is more likely than not that a portion may not be utilized by the Group. The valuation allowance carried forward relates to previous tax losses incurred by a currently dormant subsidiary.

     As of March 31, 2002, the Group's accumulated tax losses have no definite period of expiration.

(e)  Changes in the valuation allowance consist of:

                                                     2000       2001      2002
                                                        $          $         $

      Balance, April 1                             34,693     15,420    10,149
      Reduction credited to income tax
      expense                                       (337)    (5,271)        -
      Release of valuation allowance upon:
      - approval of losses by tax authorities    (18,936)         -         -
                                                 --------   --------  --------
      Balance, March 31                            15,420     10,149    10,149
                                                 ========   ========  ========



                      Bonso Electronics International Inc. and Subsidiaries
                            Notes to Consolidated Financial Statements
                              (Expressed in United States Dollars)

5    Taxation (Continued)

(f) The actual income tax benefit/(expense) attributable to earnings for the years ended March 31, 2000, 2001 and 2002 differed from the amounts computed by applying the Hong Kong statutory tax rate in accordance with the relevant income tax law as a result of the following:

                                                     2000               2001              2002
                                                        $                  $                 $
     Hong Kong statutory tax rate                   16.0%              16.0%             16.0%
     Income tax expense at the Hong
      Kong statutory tax rate                     (55,088)          (276,567)         (319,291)
     Offshore profit not subject to income tax     77,672            171,520           197,676
     Expenses not deductible for income tax
      purposes                                    (24,365)           (13,480)          (48,049)
     Valuation allowance on tax loss               19,273              5,271                 -
     Over/(under) provision for Hong Kong
      tax in prior years                           (5,200)             3,194           (18,803)
     Other                                         (8,891)           (14,681)           (1,495)
                                                    -----              -----             -----
     Total income tax benefit/(expense)             3,401           (124,743)         (189,962)
                                                    -----              -----             -----

6    Leases

(a)  Capital leases

     Motor vehicles and plant and machinery include the following amounts for capitalized leases:

                                                  Motor vehicles         Plant and machinery
                                              ------------------     -----------------------
                                                        March 31                    March 31
                                              ------------------     -----------------------
                                                2001        2002          2001          2002
                                                   $           $             $             $

            Cost                              59,513     110,065     1,975,887     2,626,620
            Less: accumulated amortization    20,830       7,338       532,831       999,432
                                           ---------   ---------     ---------     ---------
                                              38,683     102,727     1,443,056     1,627,188
                                           =========   =========     =========     =========


                                               24

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


6    Leases (Continued)

(a)  (Continued)

     During the years ended March 31, 2000, 2001 and 2002, the Group entered into additional capital lease obligations amounting to $1,540,608, $Nil and $743,821 respectively.

     Future minimum payments for capital leases as of March 31, 2002 with an initial term of more than one year are as follows:

                                                                         $

     2003                                                          698,618
     2004                                                          278,445
     2005                                                           76,674
                                                                 ---------
     Total minimum lease payments                                1,053,737

     Less: amount representing interest                           (119,458)
                                                                 ---------
     Present value of net minimum lease payments (including
      current portion of $617,270, as of March 31, 2002)           934,279
                                                                 =========

(b)  Operating leases

     As of March 31, 2002, future minimum lease commitments in respect of noncancellable operating leases for factory, office premises and staff quarters in Hong Kong, the PRC and Germany are as follows:

                                                                         $

     2003                                                          256,176
     2004                                                          110,977
     2005                                                           75,179
     2006                                                           68,853
     2007                                                           65,751
     Thereafter                                                    318,921
                                                                   -------
                                                                   895,857
                                                                   =======

     Rent expense for all operating leases amounted to $84,749, $123,124 and $286,351 for the years ended March 31, 2000, 2001 and 2002, respectively.



              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


7    Banking facilities

     As of March 31, 2002, the Group had general banking facilities for bank overdrafts, letters of credit, notes payable, short-term loans and long-term loans. The facilities are interchangeable with total amounts available of $25,430,340 (2001: $14,555,862). The general banking facilities utilitized by the Group are denominated in Hong Kong dollars, Renminbi, Japanese Yen and Euro.

     The Group's general banking facilities, expressed in United States Dollars, are further analyzed as follows:

                                                                                                Terms of banking
                                                                                                facilities as of
                                  Amount available             Amount utilized                    March 31, 2002
                           -----------------------      ----------------------    ------------------------------
                                          March 31                    March 31
                           -----------------------      ----------------------
                                2001          2002           2001         2002          Interest      Repayment
                                   $             $              $            $              rate          terms

     Import and export
      facilities

     Letters of credit     7,179,487    12,012,821      4,749,698    3,308,973

     Including sublimit
      of:
      Notes payable        7,179,487    12,012,821      3,234,897    2,857,533        Prime rate   Repayable in
                                                                                     minus 0.25%    full within
                                                                                   to Prime rate    four months
                                                                                        or HIBOR
                                                                                           +2.5%


     Short-term loans      5,384,615    11,656,519      1,086,949    3,754,477        Prime rate   Repayable in
                                                                                     minus 0.25%    full within
                                                                                   to Prime rate   three months
                                                                                        or HIBOR
                                                                                     +2.5% or at
                                                                                      fixed rate
                                                                                           of 8%

     Other facilities

     Bank overdrafts       1,923,077     1,730,769              -            -        Prime rate      Repayable
                                                                                        or HIBOR      on demand
                                                                                        +0.5% to
                                                                                      Prime rate
                                                                                       plus 0.5%

     Long-term loans          68,683        30,231         68,683       30,231        Fixed rate   Repayable by
      (Note 4)                                                                           of 5.3%      9 monthly
                                                                                                    instalments
                          ----------    ----------     ----------   ----------
                          14,555,862    25,430,340      5,905,330    7,093,681
                          ==========    ==========     ==========   ==========

                                                       26

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


7    Banking facilities (Continued)

     The amount of banking facilities utilized by the Group are denominated in the following currency:

                                                 Amount utilized
                                                 ---------------
                                                              March
                                                   31
                                                 2001          2002
                                                    $             $
     Euro                                          --       2,846,593

     Hong Kong dollars                        1,719,659     1,712,006

     Japanese Yen                                69,952       198,755

     Renminbi                                    68,683        30,231

     United States dollars                    4,047,036     2,306,096
                                              ---------     ---------
                                              5,905,330     7,093,681
                                              =========     =========

     The Prime rate and HIBOR rate were 5.13% and 2.19% per annum, respectively, as of March 31, 2002. The Prime rate is determined by the Hong Kong Bankers Association and is subject to revision from time to time.

     The banking facilities are collateralized by the following:

     (a) a legal charge over leasehold properties of the Group with net book value of $3,942,336 (2001: $3,967,190); and

     (b) bank guarantee of $5,129,908 (2001:$150,000) and restricted cash deposits of $3,972,542 (2001: $2,873,898). The restricted cash deposits have original maturities of less than three months.

     The weighted average interest rate of short-term borrowings of the Group is as follows:

                                                    Year ended March 31
                                               ------------------------
                                               2001                2002

     Bank overdrafts                           9.3%                6.5%
     Notes payable                             8.6%                5.9%
     Short-term loans                          8.6%                5.9%

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


8    Related party transactions

(a) The Group paid emoluments, commissions and/or consultancy fees to its directors as follows:

      Year ended    Mr So Hung Gun,    Ms Pang Kit    Mr Chung Kim    Mr Luk Kam
      March 31              Anthony    Teng, Cathy             Wah           Sun
      --------      ---------------    -----------   -------------    ----------

      2000          $553,718 (iii)        $103,744    $128,854(ii)  $106,923(iv)
      2001          $559,672 (iii)        $106,359    $137,285(ii)   $20,816(iv)
      2002          $559,672 (iii)        $109,497    $140,016(ii)          N/A

                        Mr Fok Woo       Mr George    Mr J Stewart      Mr Henry
                             Ping          O'Leary         Jackson     Schlueter
                    -------------      -----------   -------------    ----------

      2000                    Nil      $136,286(i)             Nil           N/A
      2001                    Nil      $170,134(i)             Nil           N/A
      2002                    Nil      $165,000(i)             Nil   $108,379(v)

     (i) This represented commissions and consultancy fee paid to Mr George O'Leary. Mr O'Leary received commissions on orders placed by customers which he obtained for the Group for the years ended March 31, 2000 and 2001. Since April 1, 2001, a monthly consultancy fee was paid to Mr. O'Leary for provision of support and marketing services in the United States.


     (ii) Included in the emoluments is a housing allowance for $38,462 for each of the three years in the period ended March 31, 2002 payable to a company in which Mr Chung Kim Wah has a beneficial interest.

     (iii) Apart from the emoluments paid by the Group as above, one of the properties of the Group in Hong Kong is also provided to Mr So Hung Gun, Anthony as part of his compensation.

     (iv) Mr Luk Kam Sun resigned as a director of the Company on April 3, 2000.

     (v) Mr Henry Schlueter was appointed as a director of the Company on October 10, 2001. The amount for the year ended March 31, 2002 represented professional fee paid to Schlueter & Associates, P.C., the Group's SEC counsel in which Mr Henry Schlueter is one of the principals.

(b)  Promissory note receivable from shareholder

     On March 27, 1998, Advantage List & Marketing Corporation ("ALMC") subscribed for 200,000 shares of common stock of the Company at a price of $6.75 per share which represented the fair market value at the date of subscription, in exchange for ALMC's promissory note of $1,470,000. On the same date, ALMC entered into a pledge agreement simultaneously under which ALMC agreed to pledge the common stock to the Company as security for the payment of the promissory note. The promissory note is with full recourse, interest free and was fully repayable on or before September 27, 2000. On September 17, 1998, a total of 200,000 shares of common stock were issued and the shares were held by the Company as security for payment of the promissory note. The promissory note was recorded at its discounted value of $1,350,000. Interest of $80,000 accrued thereon in the year ended March 31, 1999 has been included in additional paid in capital. On November 10, 1999, the Company has entered into an agreement with ALMC to rescind the previous share subscription such that in April 2000, the 200,000 shares of common stock of the Company held by ALMC were returned to the Company in exchange for cancellation of the promissory note of $1,470,000. The 200,000 shares of common stock were cancelled in 2002 and returned to the status of authorized but unissued shares.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


9    Provident fund plan

(a) With effect from January 1, 1988, Bonso Electronics Limited ("BEL"), a wholly-owned foreign subsidiary of the Company, implemented a defined contribution plan (the "Plan") with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the provident fund plan.

     The Mandatory Provident Fund (the "MPF") was introduced by the Hong Kong Government, and commenced in December 2000. BEL joined the MPF by implementing a Plan with a major international assurance company. All permanent Hong Kong full time employees who joined BEL in or after December 2000, excluding factory workers, are eligible to join the MPF.

(b) Members of the Plan are required to contribute 5% of their monthly salary. The contribution by BEL is as follows:

      Years of service                  % of salary as BEL's contribution
      ----------------                  ---------------------------------

      Less than 5 years                  5.0%
      5 to 10 years                      7.5%
      More than 10 years                10.0%

     Members' and employers' contributions to the MPF are both at 5% of the members' monthly salaries and are subject to a maximum contribution of HK$1,000 monthly.

(b) At normal retirement age, death or ill health, the member shall be entitled to receive from the Plan a lump sum equal to the total of the member's and BEL's contributions plus a return on their investment. On resignation prior to normal retirement age, a member shall be entitled to receive from the Plan a lump sum equal to the member's contributions plus a percentage of the employer's balance determined in accordance with a predetermined set scale.

     On resignation or at normal retirement age, death or ill health, the member of the MPF shall be entitled to a lump sum equal to the total of the member's and BEL's contributions plus a return on their investment.

(c) BEL's total contributions to the Plan and the MPF for the years ended March 31, 2000, 2001 and 2002 amounted to $64,921, $53,704 and $78,995 respectively.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


10   Business acquisition

     Effective May 1, 2001, the Group acquired 100% of the equity of Korona from Augusta. Korona is a German company engaged in the distribution of electronic scales in Europe.

     The acquisition was accounted for using the purchase method of accounting. Under purchase accounting, the total purchase price has been allocated to the acquired assets and liabilities of Korona based on management's best estimate of the fair value of assets acquired and the liabilities assumed as of May 1, 2001. Due to legal restrictions on the timing of the transfer of the title of certain assets, the net assets purchased included a warehouse and an investment in a wholly owned subsidiary of Korona. As required under the terms of the sale and purchase agreement, in June and July 2001, respectively, Augusta repurchased the warehouse and the investment from Korona at their approximate net book values for cash.

     The purchase consideration included cash consideration of $2,730,000 and common stock consideration by issuance of 180,726 shares of restricted common stock based on an agreed-upon price of $8.00 per share pursuant to the Stock Purchase Agreement (the "Agreement") with Augusta. For accounting purposes, the issue of the shares was originally recorded at the value of $5.00 per share, based on the average price per share for a total of 5 days before and after the completion date of the acquisition. Under the terms of the Agreement the Company had an obligation to register the common stock with the United States Securities and Exchange Commission (the "SEC"). The Agreement gave Augusta the right to redeem the common stock if the registration of the stock had not cleared the SEC by January 31, 2002. The Company filed a registration statement to register the common stock held by Augusta which was declared effective by the SEC on March 7, 2002. In March 2002, Augusta exercised the repurchase obligation requesting to return the 180,726 shares of common stock to the Company in exchange for a promissory note of $1,445,808, repayable in nine monthly payments which would have commenced April 1, 2002 and bearing interest at a rate of 8% per annum which would result in an interest cost of approximately $50,000 for the whole period of the promissory note.

     After seeking advice from its legal counsel, the Company believes that it has strong grounds for rejecting the request for the return of the shares and is currently in negotiations with Augusta regarding this matter . The common shares originally issued have not yet been redeemed.

     As the redemption option was exercised by Augusta prior to March 31, 2002, the Group has adjusted the carrying amount of the redeemable common stock to the full redemption amount, The adjustment of $542,178 accrete to the value of the promissory note of $1,445,808, was treated as an adjustment to the original purchase price and resulted in the recognition of goodwill. Any final amendment to the redemption amount resulting from the current negotiations with Augusta will result in a subsequent adjustment to this goodwill amount.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


10   Business acquisition (continued)

     The allocation of the purchase price is as follows:

                                                                          $

     Cash consideration                                           2,730,000
     Common stock consideration                                   1,445,808
     Less: Fair value of net assets acquired                     (1,294,512)
     Less: Fair value of brand name                              (3,000,000)
     Less: Cash received for the warehouse and investment        (1,176,975)
     Plus: Book value of warehouse and investment                 1,176,975
     Plus: Transaction and closing costs                            322,921
                                                                 ----------
     Goodwill                                                       204,217
                                                                 ==========

     The goodwill above arose on March 31,2002 and no amortization charge was incurred during the current financial year.

     The following unaudited pro forma consolidated summary of operations presents information of the Group's results as if the acquisition occurred on April 1, 2000:

                                                   2001             2002
                                                      $                $
                                                      (unaudited)

     Net sales                               44,544,079       54,251,315
     Net income                                 309,297        2,016,267
     Basic earnings per share                      0.05             0.36
     Diluted earnings per share                    0.05             0.35
     Shares used in per share calculation:
     Basic                                    5,745,262        5,624,448
     Diluted                                  5,860,637        5,690,380


     These unaudited pro forma results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have been resulted had the acquisition occurred on April 1, 2000 or of future results of operations of the consolidated entities.

11   Commitments and contingencies

(a) As of March 31, 2002, the Group had commitments to acquire plant and machineries from third parties for an aggregate consideration of $17,820 (2001: $198,164) of which $16,038 (2001: $70,511) had been paid as deposits.

(b) Apart from the dispute with Augusta as discussed in Note 10, the Group has no other contingent liabilities as at March 31, 2002.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


12   Earnings per share

                                                            Year ended March 31
                                             ----------------------------------
                                                  2000         2001        2002
                                                     $            $           $

     Income available to common
      shareholders                             347,698    1,603,799   1,805,606

     Weighted average shares outstanding 3,515,690 5,564,536 5,586,920 Incremental shares from assumed exercise of:
       Warrants                                 33,838       48,547           -
       Stock options                           428,551       66,828      65,932
                                             ---------    ---------   ---------
     Dilutive potential common shares          462,389      115,375      65,932
                                             ---------    ---------   ---------
     Diluted weighted average shares         3,978,079    5,679,911   5,652,852
                                             =========    =========   =========

     Basic earnings per share                    $0.10        $0.29       $0.32
     Diluted earnings per share                  $0.09        $0.28       $0.32

     Basic earnings per share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock issued and outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive shares of common stock that were outstanding during the period, including warrants and stock options.

     Options to purchase 30,000 shares, 228,000 shares and 20,000 shares of common stock at $7.875, $8.00 and $8.125 per share respectively were outstanding during the fiscal year ended March 31, 2002 but were not included in the calculation of diluted earnings per share during the year ended March 31, 2002 due to their anti-dilutive effect.

     Warrants to purchase 1,087,201 shares and 200,000 shares of common stock at $17.35 and $8.00 per share respectively were outstanding during the fiscal year ended March 31, 2002 but were not included in the calculation of diluted earnings per share during the year ended March 31, 2002 due to their anti-dilutive effect.

13   Shareholders' equity

(a)  Repurchase of common stock

     In June 2000, the Board of Directors authorized the repurchase of the common stock of the Company up to a total consideration of $1,000,000. The Board of Directors believed that the common stock was undervalued, and that the repurchase of common stock would be beneficial to the Company's shareholders. At various times from July 2000 to November 2000, the Company repurchased 123,500 shares of the Company's common stock, at an average cost of $7.78 per share, for a total cost of $960,249.

     In December 2000, the Board of Directors further authorized the repurchase of 25,000 shares of the common stock of the Company. The Board of Directors believed that the common stock was undervalued, and that the repurchase of common stock would be beneficial to the Company's shareholders. Subsequently in December 2000, the Company repurchased 25,000 shares of the Company's common stock, at an average cost of $9.00 per share, for a total cost of $225,000.

     In March 2001, 73,500 shares of the repurchased common stock have been cancelled, and returned to the status of authorized but unissued shares. The remaining 75,000 repurchased shares of the common stock were cancelled and returned to the status of authorized but unissued shares in May 2001.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


13   Shareholders' equity (continued)

(a)  Repurchase of common stock (continued)

     In April 2001, the Board of Directors authorized the repurchase of the common stock of the Company up to a total consideration of $500,000. The Board of Directors believed that the common stock was undervalued, and that the repurchase of common stock would be beneficial to the Company's shareholders. During April 2001 to October 2001, the Company repurchased 17,000 shares of the Company's common stock at an average cost of $6.05 per share, for a total cost of $102,934.

     In October 2001 and March 2002, 15,000 shares and 2,000 shares of the repurchased common stock have been cancelled, and returned to the status of authorized but unissued shares respectively.

(b)  Preferred stock

     On October 10, 2001, the Company's Memorandum and Articles of Association were amended such that the authorized share capital of the Company was increased by $100,000 by the creation of 10,000,000 shares of preferred stock, with par value of $0.01 each, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by the Company's board of directors in its sole discretion without the approval of the shareholders with such designations, power, preferences, rights, qualifications, limitation and restrictions as the Board of Directors shall fix and as have not been fixed in the Company's Memorandum of Association. The Company has not issued any shares of preferred stock up to March 31, 2002.

14   Stock option plan

(a) In October 1996, the Board of Directors approved the 1996 Stock Option Plan and 1996 Non-Employee Directors' Stock Option Plan. Under the 1996 Stock Option Plan, the Company may grant options of common stock to certain employees and directors of the Company for a maximum of 400,000 shares. The 1996 Stock Option Plan is administered by a committee appointed by the Board of Directors which determines the terms of options granted, including the exercise price, the option periods and the number of shares to be subject to each option. The exercise price of options granted under the 1996 Stock Option Plan may be less than the fair market value of the common shares on the date of grant. The maximum term of options granted under the 1996 Stock Option Plan is 10 years. The right to acquire the common shares is not assignable except for certain conditions stipulated in the 1996 Stock Option Plan.

     In January 1997, the Company granted options to three directors to purchase an aggregate of 375,000 shares of common stock of the Company at an exercise price of $2.00 per share, which was equal to the market value on the date of grant, in accordance with the 1996 Stock Option Plan. The options shall expire on January 31, 2007 and can be exercised at any time immediately after granting. All of the options were exercised during the year ended March 31, 2000 to purchase 337,264 shares of common stock of the Company.

     In January 1998, the Company granted options to an employee to purchase an aggregate of 25,000 shares of common stock of the Company at an exercise price of $6.20 per share which was greater than the market value on the date of grant, in accordance with the 1996 Stock Option Plan. The options shall expire on January 1, 2008 and can be exercised at any time immediately after granting. All of the options were exercised during the year ended March 31, 2000 to purchase 17,201 shares of common stock of the Company.

     In January 2000, the maximum number of share options which can be granted under the 1996 Stock Option Plan was increased from 400,000 units to 900,000 units.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


14   Stock option plan (Continued)

(a)  (Continued)

     In January 2000, the Company granted options to certain employees to purchase an aggregate of 23,700 shares of common stock of the Company at an exercise price of $8.00 per share, which was equal to the market value on the date of grant, in accordance with the 1996 Stock Option Plan. The options shall expire on January 6, 2010 and can be exercised at any time immediately after granting. None of the options were exercised during the year ended March 31, 2000, and 13,700 stock options were exercised to purchase 7,023 shares of common stock of the Company during the year ended March 31, 2001. None of the options have been exercised during the year ended March 31, 2002.

     The stock options outstanding in respect of the 1996 Stock Option Plan as of March 31, 2002 is summarized as follows:

                                                         Average per share
                                                       -------------------
                                            Number     Exercise     Market
                                         of shares        price      price

     Balance, March 31, 1999               400,000        $2.26      $2.26
     Exercised during the year            (400,000)       $2.26      $2.26
     Granted                                23,700        $8.00      $8.00
                                          --------     --------   --------
     Balance, March 31, 2000                23,700        $8.00      $8.00
     Exercised during the year             (13,700)       $8.00      $8.00
                                          --------     --------   --------
     Balance March 31, 2001 and 2002        10,000        $8.00      $8.00
                                          ========     ========   ========


     Under the 1996 Non-Employee Directors' Stock Option Plan, the non-employee directors are automatically granted stock options on the third business day following the day of each annual general meeting of the Company to purchase an aggregate of 100,000 shares of common stock. The exercise price of all options granted under the 1996 Non-Employee Directors' Stock Option Plan shall be one hundred percent of the fair market value per share of the common shares on the date of grant. The maximum term of options granted under the 1996 Non-Employee Directors' Stock Option Plan is 10 years. No stock option may be exercised during the first six months of its term except for certain conditions provided in the 1996 Non-Employee Directors' Stock Option Plan. The right to acquire the common shares is not assignable except for under certain conditions stipulated in the 1996 Non-Employee Directors' Stock Option Plan.

     In October 1996, the Company issued options to three non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of $2.25 per share, which was equal to the market value on the date of grant. The options shall expire October 16, 2006 and can be exercised at any time after granting. During the years ended on March 31, 2000 and 2001, 10,000 and 20,000 stock options were exercised to purchase 10,000 and 18,868 shares of common stock of the Company respectively.

     In September 1997, the Company issued options to four non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 40,000 shares of common stock of the Company at an exercise price of $5.06 per share, which was equal to the market value on the date of grant. The options shall expire on September 8, 2007 and can be exercised at any time after granting. During the year ended March 31, 2000, 30,000 stock options were exercised to purchase 22,362 shares of common stock of the Company. The remaining 10,000 stock options was cancelled following the resignation of Mr Ray Mehra as a director of the Company on January 2, 1998.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


14   Stock option plan (Continued)

(a)  (Continued)

     No annual general meeting was held by the Company for the year 1998 and therefore no stock option was granted in accordance with the 1996 Non-Employee Directors' Stock Option Plan during the year ended March 31, 1999.

     In January 2000, the maximum number of share options which can be granted under the 1996 Non-Employee Directors' Stock Option Plan was increased from 100,000 units to 600,000 units.

     In January 2000, the Company issued options to two non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 20,000 shares of the common stock of the Company at an exercise price of $8.125 per share, which was equal to the market value on the date of grant. The options shall expire on January 12, 2010 and can be exercised at any time immediately after granting. None of the options has been exercised during the years ended March 31, 2001 and 2002.

     In January 2001, the Company issued options to three non-employee directors in accordance with the 1996 Non-Employee Directors' Stock Option Plan to purchase an aggregate of 30,000 shares of the common stock of the Company at an exercise price of $7.875 per share, which was equal to the market value on the date of grant. The options shall expire on January 9, 2011 and can be exercised at any time after granting. None of the options has been exercised during the years ended up to March 31, 2001 and 2002.

     The stock options activity in respect of the 1996 Non-Employee Directors' Stock Option Plan as of March 31, 2002 is summarized as follows:

                                                          Average per share
                                                       --------------------
                                           Number      Exercise      Market
                                         f shares         price       price

     Balance, March 31, 1999               60,000         $4.12       $4.12
     Exercised during the year            (50,000)       $3.936      $3.936
     Granted                               20,000        $8.125      $8.125
                                          -------       -------     -------
     Balance, March 31, 2000               30,000        $7.103      $7.103
     Granted                               30,000        $7.875      $7.875
                                          -------       -------     -------
     Balance, March 31, 2001 and 2002      60,000        $7.489      $7.489
                                          =======       =======     =======

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


14   Stock option plan (Continued)

(b) In January 1997, the Company granted options to three non-employee directors to purchase an aggregate of 100,000 shares of common stock of the Company. The exercise price is $2.00 per share, which equaled the market value of the Company's common stock on the date of grant. The options shall expire on January 31, 2007 and can be exercised at any time immediately after granting. During the years ended March 31, 1999 and March 31, 2000, 55,000 and 45,000 options were exercised to purchase 55,000 and 41,981 shares of common stock of the Company respectively.

     The stock options summary as of March 31, 2002 is summarized as follows:


                                                           Average per share
                                                         -------------------
                                              Number     Exercise     Market
                                           of shares        price      price

     Balance, March 31, 1999                  45,000        $2.00      $2.00

     Exercised during the year               (45,000)       $2.00      $2.00
                                             -------      -------    -------
     Balance, March 31, 2000, 2001 and
     2002                                       -            -          -

                                             =======      =======    =======

(c) At various times in January 1998, the Company issued options to the directors and an employee of the Company to purchase an aggregate of 195,000 shares of common stock of the Company at an exercise price of $6.20 per share. The options shall expire in January 2008 and can be exercised at any time after granting. The exercise prices of these options were equal to or greater than the fair market value at the time of grant. No options were exercised during the years ended March 31, 1998 and 1999, and all of the 195,000 options were exercised to purchase 134,174 shares of common stock of the Company during the year ended March 31, 2000.

     The stock options summary as of March 31, 2002 is summarized as follows:


                                                           Average per share
                                                         -------------------
                                              Number     Exercise     Market
                                           of shares        price      Price

     Balance, March 31, 1999                 195,000        $6.20      $6.20

     Exercised during the year              (195,000)       $6.20      $6.20
                                            --------     --------   --------
     Balance, March 31, 2000, 2001 and
     2002                                       -            -          -

                                            ========     ========   ========

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


14   Stock option plan (Continued)

(d) In October 1998, the Company issued options to the directors, non-employee directors and certain employees of the Company to purchase an aggregate of 430,000 shares of common stock of the Company at an exercise price of $3.60 to $3.70. The options shall expire in October 2008 and can be exercised at any time after granting. The exercise prices of these options were greater than the market value on the time of grant. No options were exercised during the year ended March 31, 1999, and all of the 430,000 stock options were exercised to purchase 347,825 shares of common stock of the Company during the year ended March 31, 2000.

     The stock options summary as of March 31, 2002 is summarized as follows:


                                                           Average per share
                                                         -------------------
                                              Number     Exercise     Market
                                           of shares        price      price

     Balance, March 31, 1999                 430,000        $3.60      $3.60

     Exercise during the year               (430,000)       $3.60      $3.60
                                               -----         ----       ----
     Balance, March 31, 2000, 2001 and
     2002                                       -            -          -
                                               -----         ----       ----

(e) In January 2000, the Company issued options to the directors and an employee to purchase an aggregate of 218,000 shares of common stock of the Company at an exercise price of US$8.00. The options shall expire on January 6, 2010 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No options have been exercised during the years ended March 31, 2001 and 2002.

     The stock options summary as of March 31, 2002 is summarized as follows:


                                                            Average per share
                                                         --------------------
                                              Number     Exercise     Market
                                           of shares        price      price

     Balance, March 31, 1999                       -            -          -

     Granted                                 218,000        $8.00      $8.00
                                               -----        -----      -----
     Balance, March 31, 2000, 2001 and
      2002                                   218,000        $8.00      $8.00
                                               -----        -----      -----


(f) In April 2001, the Company issued options to certain directors and certain employees of the Company to purchase an aggregate of 196,000 shares of common stock of the Company at an exercise price of US$3.65. The options shall expire on April 9, 2011 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No options have been exercised during the year ended March 31, 2002.



              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


14   Stock option plan (Continued)

(f)  (Continued)

     In October 2001, the Company issued options to certain non-employee directors to purchase an aggregate of 30,000 shares of common stock of the Company at an exercise price of US$2.55. The options shall expire on October 15, 2011 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No options have been exercised during the year ended March
     31, 2002.

     In March 2002, the Company issued options to certain directors to purchase an aggregate of 168,000 shares of common stock of the Company at an exercise price of US$2.50. The options shall expire on March 6, 2012 and can be exercised at any time after granting. The exercise prices of these options were equal to the fair market value at the time of grant. No options have been exercised during the year ended March 31, 2002.

     The stock options summary as of March 31, 2002 for those granted during the year is summarized as follows:

                                                                               Average per share
                                                                               -----------------
                                                       Number            Exercise               Market
                                                    of shares               price                price

     Balance, March 31, 1999, 2000 and 2001
                                                            -                   -                    -

     Granted                                          196,000               $3.65                $3.65

     Granted                                           30,000               $2.55                $2.55

     Granted                                          168,000               $2.50                $2.50
                                                      -------             -------              -------
     Balance, March 31, 2002                          394,000               $3.08                $3.08
                                                      =======             =======              =======

(g) The following table summarizes the information about all stock options of the Company outstanding at March 31, 2002:

                                                                         Weighted
                                                       Number             average          Exercisable
     Weighted average                         outstanding at       remaining life            shares at
     exercise price                            March 31, 2002             (years)       March 31, 2002
     --------------                            --------------             -------       --------------

     $2.50                                            168,000                 9.9             168,000
     $2.55                                             30,000                 9.5              30,000
     $3.65                                            196,000                 9.0             196,000
     $7.875                                            30,000                 9.8              30,000
     $8.00                                            228,000                 8.8             228,000
     $8.125                                            20,000                 8.8              20,000
                                                      -------                                 -------
     $5.11                                            672,000                 8.8             672,000
                                                      =======                                 =======

                                                  38



              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


14   Stock option plan (Continued)


(h)  The Company applies Accounting Principles Board ("APB") Opinion No. 25,
     "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Under APB Opinion No. 25, as the exercise price of all the options issued by the Company equals or is higher than the market price of the underlying stock on the date of grant, no compensation expense has been recognized for the years ended March 31, 2000, 2001 and 2002.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123 "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of options granted during the years ended March 31, 2000, 2001 and 2002 were $1,880,621, $153,988 and $939,314, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation model with the following weighted-average assumptions for the year ended March 31, 2000, 2001 and 2002 are as follows:

                                                          2000             2001             2002
                                                             $                $                $
     Weighted risk-free interest rate                    6.30%            4.70%            4.55%
     Dividend yield                                       -                -                -
     Weighted volatility factor of the expected
     market
       price of the Company's common share              93.00%           76.30%          102.35%
     Weighted average expected life of the option     10 years          5 years          5 years


     For purposes of pro forma disclosure, the estimated fair value of the options is charged to net income of respective years. The Group pro forma information follows:



                                                          2000             2001             2002
                                                             $                $                $
     Net income

      As reported                                      347,698        1,603,799        1,805,606
      Pro forma                                     (1,532,923)       1,449,811          866,292

     Basis earnings/(losses) per share

      As reported                                        $0.10            $0.29            $0.32
      Pro forma                                         $(0.44)           $0.26            $0.16

     Diluted earnings/(losses) per share

      As reported                                       $ 0.09            $0.28            $0.32
      Pro forma                                         $(0.39)           $0.26            $0.15


                                               39

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


15   Warrants

(a) As a result of the Company's second public offering in December 1994, the Company issued 2,200,000 five-year warrants to its public shareholders. Each warrant entitled the holder thereof to purchase one share of common stock of the Company at $7.35 per share, which was equal to the market price on the date. The warrants should expire on January 31, 2001. The warrants were redeemable by the Company at $0.05 per warrant upon 30 to 45 days notice at any time after December 14, 1995, or such earlier date as the representatives of the underwriters may determine, if the closing price per share of common stock of the Company for 20 consecutive trading days within the 30-day period prior to the date of notice of redemption is given equals or exceeds $8.575 per share. A total of 25,597 warrants and 1,673,776 warrants were exercised to purchase 25,597 shares and 1,673,776 shares of common stock of the Company at $7.35 per share during the years ended March 31, 1999 and March 31, 2000 respectively. The remaining 500,627 warrants expired on January 31, 2001.

(b) In conjunction with the second public offering, the Company issued warrants to the representatives of the underwriters (the "Representatives' Warrants") to purchase from the Company up to an aggregate of 110,000 units at an exercise price of $9.1875 per unit which was equal to the market price on that date; each unit consists of one share of common stock and two five-year warrants of the Company. The Representatives' Warrants expired on January 31, 2000. Upon any transfer to a person other than an officer, shareholder or director of the representatives of the underwriters, the transferred or exercised five-year warrants must be exercised immediately or they will lapse. No warrants were transferred and exercised and the warrants expired on January 31, 2000.

(c) On January 5, 2000, the Company declared a one-for-one warrant dividend on all warrants which either were outstanding as of the close of trading on January 19, 2000 or which were exercised during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000. A total of 2,174,403 new warrants were issued accordingly on June 1, 2000. No warrants have been exercised during the year ended March 31, 2001. Each two new warrants were exercisable to purchase 1 share of common stock of the Company at an exercise price of $17.50, which was equal to the market price on that date. The warrants originally expired on December 31, 2001 but the board of directors, in October 2001, extended the expiration date until December 31, 2002. No warrants have been exercised during the years ended March 31, 2001 or 2002.

(d) On January 14, 2000, the Company has entered into an agreement with Profit Concepts Limited ("Profit Concepts"), which provides consulting services to the Company. The agreement provides for the issuance by the Company to Profit Concepts of non-callable warrants to purchase 250,000 shares of the Company's common stock at $8.00 per share, which was equal to the market price on that date. Profit Concepts is engaged in the provision of advisory services for equity fund raising exercise of the Company and the warrants are exercisable for a period of three years from January 14, 2000. No warrants were exercised up to March 31, 2000 and 50,000 warrants were exercised to purchase 50,000 shares of common stock of the Company at $8.00 per share during the year ended March 31, 2001. No warrants have been exercised during the year ended March 31, 2002.

     The fair value of the warrants on the date of issue was US$1,144,260 and is being recognized as consultancy fee in the Consolidated Statements of Income and Comprehensive Income on a straight-line basis over the period of services by Profit Concepts which commenced on July 1, 2000 and concludes on January 13, 2003. The consultancy fee charged to the Consolidated Statements of Income and Comprehensive Income amounted to $0, $381,420 and $381,420 for the years ended March 31, 2000, 2001 and 2002 respectively.

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


16   Business segment information

(a) The Group is organized based on the products it offers. Under this organizational structure, the Group's operation can be classified into four business segments, Scales, Telecommunications products, Health care products and Other.

     Scales operations principally involve production and marketing of sensor based scales products. These included bathroom, kitchen, office, jewellery, laboratory, postal and industrial scales that are used in consumer, commercial and industrial applications.

     Telecommunications products operation principally involved production and modification of two-way radios and cordless telephones that are used in consumer and commercial applications.

     Health care products operation principally involved production of thermometers and blood pressure meters used by consumers.

     The company established the "Other" segment which principally includes the activities of (i) tooling and mould charges for scales and telecommunication products, (ii) supporting service to customer including perform repairing work for customers and sales of spare parts.

     The accounting policies of the Group's reportable segments are the same as those described in description of business and significant accounting policies.



                             Bonso Electronics International Inc. and Subsidiaries
                                  Notes to Consolidated Financial Statements
                                     (Expressed in United States Dollars)


16   Business segment information (continued)

     Summarized financial information by business segment for 2000, 2001 and 2002 is as follows:


                                                                Identifiable     Depreciation
                                            Net     Operating   assets as of              and        Capital
                                          sales   profit/(loss)     March 31     amortization    expenditure
                                          -----   -------------     --------     ------------    -----------
                                              $             $              $                $              $

     2002

     Scales                          33,451,978     6,990,999     21,403,551        1,266,122        919,550
     Telecommunication products      17,359,570       821,153      6,677,075        1,109,584        610,533
     Health care products                81,660         1,110          2,499              233            202
     Other                            2,409,893     1,762,854      3,967,575          370,670        320,493
                                     ----------    ----------     ----------       ----------     ----------
     Total operating segments        53,303,101     9,576,116     32,050,700        2,746,609      1,850,778
     Corporate                                -    (6,862,124)    12,400,377          541,306        934,993
                                     ----------    ----------     ----------       ----------     ----------
     Group                           53,303,101     2,713,992     44,451,077        3,287,915      2,785,771
                                     ==========    ==========     ==========       ==========     ==========

     2001

     Scales                          19,119,293     4,396,476     14,797,805        1,152,366      1,242,650
     Telecommunication products       8,679,253       760,968      5,728,041          784,610      2,639,195
     Health care products               460,817        11,123         37,439            2,916          3,144
     Other                            1,307,317       815,139      2,743,622          213,657        230,396
                                     ----------    ----------     ----------       ----------     ----------
     Total operating segments        29,566,680     5,983,706     23,306,907        2,153,549      4,115,385
     Corporate                                -    (4,241,853)    14,189,763          195,636      2,242,955
                                     ----------    ----------     ----------       ----------     ----------
     Group                           29,566,680     1,741,853     37,496,670        2,349,185      6,358,340
                                     ==========    ==========     ==========       ==========     ==========

     2000

     Scales                          12,608,415     2,889,663     12,552,235          980,122      1,228,865
     Telecommunication products         700,777       108,981      4,553,394          226,190      2,603,456
     Health care products             1,246,305        40,071        174,062           13,591         17,041
     Other                              824,789       589,994      2,562,840          200,116        250,903
                                     ----------    ----------     ----------       ----------     ----------
     Total operating segments        15,380,286     3,628,709     19,842,531        1,420,019      4,100,265
     Corporate                                -    (3,359,157)    13,950,185          199,154        898,661
                                     ----------    ----------     ----------       ----------     ----------
     Group                           15,380,286       269,552     33,792,716        1,619,173      4,998,926
                                     ==========    ==========     ==========       ==========     ==========


     Operating profit by segment equals total operating revenues less expenses which are related to the segment's operating revenues. Operating loss of the corporate segment consists principally of salaries and related costs of administrative staff, and administration and general expenses of the Group.
     Identifiable assets by segment are those assets that are used in the operation of that segment. Corporate assets consist principally of cash and cash equivalents, deferred income tax assets and other identifiable assets not related specifically to individual segments.

                                       42



              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


16   Business segment information (Continued)

(b) The Group primarily operates in Hong Kong, the PRC and Germany. The manufacture of components and their assembly into finished products is carried out in the PRC. The Hong Kong office is mainly responsible for the purchase of raw materials, arrangement of shipments and research and development. A German subsidiary in the Group is responsible for the distribution of electronics scales in Europe. As the operations are integrated, it is not practicable to distinguish the net income derived among the activities in Hong Kong, the PRC and Germany.

     Identifiable assets by geographical areas are as follows:

                                                      2001                2002
                                                         $                   $

     Hong Kong                                  17,561,478          14,784,311
     The PRC                                    19,935,192          18,959,106
     Germany                                             -          10,707,660
                                                ----------          ----------
     Total assets                               37,496,670          44,451,077
                                                ==========          ==========

(c) The following is a summary of net export sales by geographical areas constituting 10% or more of total sales of the Group for the years ended
     March 31, 2000, 2001 and 2002:

                                                                 Year ended March 31
                               -------------------------------------------------------------------------------
                                     2000          %              2001          %            2002           %
                                        $                            $                          $

     United States of
      America                   6,274,612         41       10,945,310          37       23,578,878         44
     Europe                     6,330,064         41       14,160,371          48       25,641,446         48
     Others                     2,775,610         18        4,460,999          15        4,082,777          8
                               ----------        ---       ----------         ---       ----------        ---
                               15,380,286        100       29,566,680         100       53,303,101        100
                               ==========        ===       ==========         ===       ==========        ===

(d) The details of sales made to customers constituting 10% or more of total sales of the Group is as follows:


                                                                      Year ended March 31


                                          Business        2000        %         2001         %         2002        %
                                           segment           $                     $                      $

           Werner Dorsch Gmbh & Co.         Scales   1,780,572       12    1,819,116         6    2,163,530        4
           Gottl Kern & Sohn Gmbh           Scales   1,735,355       11    2,337,665         8    2,019,407        4
           Ohaus Corporation                Scales   1,725,343       11    2,875,027        10    2,078,647        4
           Telson                            Tele-
           Telecommunication         communication
            and Technology Company        products
            Limited                                    375,252        3    3,505,516        12            -        -
           Telson Information and            Tele-
            Communication Company    communication
            Limited                       products     403,386        3    3,657,135        12      210,978        0
           Gram  Precision  Scales,         Scales   1,142,182        7    2,919,960        10    3,245,184        6
           Inc.
           Trisquare Communications          Tele-
            (HK) Company             communication
            Limited                       products           -        -            -         -   11,497,223       22
                                                     ---------       --    ----------       --   ----------      ---
                                                     7,162,090       47    17,114,419       58   21,214,969       40
                                                     =========       ==    ==========       ==   ==========      ===

                                                          43

              Bonso Electronics International Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                      (Expressed in United States Dollars)


17   Fair value of financial instruments

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", defines the fair value of a financial instrument at which the instrument could be exchanged in a current transaction between willing parties.

     The carrying value of all of the Group's financial instruments classified as current assets or current liabilities are deemed to approximate fair value because of the short maturity of these instruments. These would include cash and cash equivalents, accounts receivable, accounts payable and accrued and other liabilities, which are reflected on the consolidated balance sheets.

     In the opinion of management, the carrying amount of the Group's long-term debt approximates fair value as the interest rate applicable is believed to approximate the market rates that would be offered to Group for debt of the same remaining maturities.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            BONSO ELECTRONICS INTERNATIONAL INC.
                                            (Registrant)



Date: November 8, 2002                      By:  /s/  Henry F. Schlueter
     -----------------                         --------------------------------
                                                      Henry F. Schlueter,
                                                      Assistant Secretary

                                       45